UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Poly Victory Investments Limited (“Poly”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		13,446,959 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole voting power with respect to these ordinary shares held by Poly.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,446,959 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole dispositive power with respect to these ordinary shares held by Poly.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,446,959 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 7 Pages

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Beijing Tourism Group

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		13,446,959 ordinary shares held by Poly, whose ultimate sole shareholder is Beijing Tourism Group.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,446,959 ordinary shares held by Poly.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,446,959 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 7 Pages

CUSIP No.	G6647N108

ITEM 1(a).	NAME OF ISSUER:
Home Inns & Hotels Management Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 124 Caobao Road, Xuhui District
Shanghai 200235
The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Poly Victory Investments Limited
Beijing Tourism Group

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.
The principal business address of Beijing Tourism Group is No. 10 Yabao Road, Chaoyang District, Beijing 100020, the People’s Republic of China.

ITEM 2(c)	CITIZENSHIP:
The place of organization of Poly Victory Investments Limited is the British Virgin Islands. The place of organization of Beijing Tourism Group is the People’s Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
G6647N108

ITEM 3.	Not Applicable

Page 4 of 7 Pages

CUSIP No.	G6647N108

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of Home Inns & Hotels Management Inc. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2010:

			Sole	Shared
			power to	power to	Sole power to	Shared power
	Amount		vote or	vote or to	dispose or to	to dispose or
	beneficially	Percent	direct	direct	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Poly Victory Investments Limited	13,446,959	16.5%	13,446,959	0	13,446,959	0
Beijing Tourism Group	13,446,959	16.5%	13,446,959	0	13,446,959	0
Poly is the registered holder of 13,446,959 Ordinary Shares. Beijing Tourism Group is the ultimate sole shareholder of Poly. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Beijing Tourism Group may be deemed to beneficially own all of the Ordinary Shares held by Poly. Beijing Tourism Group is a state-owned enterprise in the People’s Republic of China.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

Page 5 of 7 Pages

CUSIP No.	G6647N108

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATIONS:
Not applicable

Page 6 of 7 Pages

CUSIP No.	G6647N108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

Poly Victory Investments Limited	/s/ Yunxin Mei

	Name:	Yunxin Mei
	Title:	Chairman

Beijing Tourism Group	/s/ LIU Yi

	Name:	LIU Yi
	Title:	President

Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement